Exhibit 21.1

LIST OF SUBSIDIARIES OF

KORSANA BIOSCIENCES, INC.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Korsana Biosciences Operating Company, LLC	Delaware
Korsana Securities Corporation	Massachusetts
Cyclerion Securities Corporation	Massachusetts
Cyclerion Australia Pty Ltd.	Australia

Each subsidiary listed above is wholly owned, directly or indirectly, by Korsana Biosciences, Inc.